SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                              INTERGOLD CORPORATION
                                (Name of Issuer)

                       Common Stock -- par value $0.00025
                         (Title of Class of Securities)

                                    716487103
                                 (CUSIP Number)

                              Diane D. Dalmy, Esq.
                              8965 W. Cornell Place
                            Lakewood, Colorado 80227
                                  303.985.9324
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 25, 2003
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b)for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

-------------------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


------------------------                     --------------------------
CUSIP No.   716487103                          Page 2  of 7    Pages
------------------------                     --------------------------
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1       NAME OF REPORTING PERSON:           Sonanini Holdings Ltd.

        S.S. OR I.R.S. IDENTIFICATION
         NO. OF ABOVE PERSON:
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         a) [ ]
                                                                 b) [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS                   Settlement of Debt and
                                          Conversion of Series B
                                          Preferred Shares
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                             [  ]
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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        British Columbia
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                           7     SOLE VOTING POWER
                                 34,226,513 Shares of Common Stock
        NUMBER OF      ------------------------------------------------
          SHARES           8      SHARED VOTING POWER
       BENEFICIALLY                0
         OWNED BY
           EACH        ------------------------------------------------
        REPORTING          9     SOLE DISPOSITIVE POWER
          PERSON                 34,226,513 Shares of Common Stock
           WITH
                       ------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                   0
-----------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        34,226,513 Shares of Common Stock
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                               [   ]
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            21.89%
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14      TYPE OF REPORTING PERSON                   Corporation
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     This original Schedule 13D statement (the "Schedule") is filed on behalf of
Sonanini Holdings Ltd., a corporation organized under the laws of British Columbia ("Sonanini") and its executive officers and directors, as the reporting persons hereunder, relative to the acquisition by Sonanini of certain shares of common stock of Intergold Corporation. Neither Sonanini nor its executive officers or directors have made any previous filings on Schedule 13D.

ITEM 1. SECURITY AND ISSUER.

     This Schedule relates to the voting common stock, $0.00025 par value, of Intergold Corporation ("Intergold"). Intergold maintains its principal executive offices at 435 Martin Street, Suite 2000, Blaine, Washington 98230.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule is being filed by Sonanini Holdings Ltd., a corporation organized under the laws of British Columbia ("Sonanini"), Wolfgang Rauball, its sole executive officer and shareholder, and Vojtech Agyagos, its sole director. The principal business and office of Sonanini and its executive officer/director/shareholder is Kartnerring 5-7, Top 3D, A, 1010 Vienna, Austria.

     Pursuant to General Instruction C of Schedule 13D, the executive officer and director of Sonanini (collectively, the "Instruction C Persons") and the information specified in items (a) through (f) of Item 2 with respect to each Instruction C Person, are as follows:

           Name             Position with              Business Address
                        Sonanini Holdings Ltd.

     Wolfgang Rauball    President/Treasurer           Kartnerring 5-7
                         and Sole Shareholder          Top 3D A
                                                       1010 Vienna
                                                       Austria

     Vojtech Agyagos     Director                      1006 - 100 Park Royal
                                                       West Vancouver
                                                       British Columbia
                                                       Canada  V7T 1A2

     Sonanini thru its executive officer, has the sole right to control the disposition of and vote the Intergold securities acquired.

     During the last five (5) years, no Instruction C Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Intergold had incurred a debt inclusive of accrued interest in the aggregate amount of $659,862.25 to Sonanini pursuant to prior advances made by Sonanini to Intergold evidenced by certain promissory notes and accrued interest thereon. Therefore, Intergold and Sonanini entered into a settlement agreement dated March 25, 2003 (the "Settlement Agreement"). Pursuant to the terms of the Settlement Agreement, (i) Intergold agreed to settle the $659,862.25 debt due and owing Sonanini by the issuance of 32,993,113 shares of its restricted common stock at the rate of $0.02 per share (based on the average trading price of $0.013 per share on total volume of 1,382,900 shares of Intergold's common stock trading on the OTC Bulletin Board from October 1, 2002 to January 17, 2003); and
(ii) Sonanini agreed to accept the issuance of the 32,993,113 shares of restricted common stock as settlement and full satisfaction of the aggregate debt due and owing it as of the date of the Settlement Agreement. A copy of the Settlement Agreement is filed herewith as Exhibit A.

     On March 15, 2003, Intergold received a conversion notice from Sonanini, as a holder of Series B Preferred shares (the "Conversion Notice"). Each Series B Preferred share is convertible into one share of common stock of Intergold and all then accrued and unpaid dividends are convertible into common stock at the conversion price of $0.50 per share. Pursuant to the Conversion Notice, the Company authorized the issuance to Sonanini of 1,233,400 shares of common stock.

ITEM 4. PURPOSE OF TRANSACTION

     The transactions described herein were undertaken for the purposes as follows:

     (i) Intergold and Sonanini entered into a settlement agreement dated March 25, 2003 whereby Sonanini agreed to settle the debt in the amount of $659,862.25 owed to it by Intergold and accept the issuance of 32,993,113 shares of restricted common share of Intergold at the rate of $0.02 per share as settlement for previous advances due and owing and accrued interest thereon to Sonanini as of the date of the Settlement Agreement.

     (ii) Sonanini tendered a Conversion Notice dated March 15, 2003 to Intergold pursuant to which Sonanini exercised its right to convert its Series B Preferred shares and all then accrued and unpaid dividends into shares of common stock.

     Pursuant to the instructions for items (a) through (j) of Item 4, Sonanini has plans as follows:

     (a) As set forth in Item 3 of this Schedule, Sonanini has acquired 34,226,513 shares of common stock of Intergold. Sonanini may consider the acquisition of additional securities of Intergold, but has no present plans or proposals to do so.

     (b) Sonanini has no present plans or proposals to cause a merger or effect a liquidation or reorganization of Intergold or to enter into extraordinary corporate transactions.

     (c) Sonanini has no present plans or proposals to cause a sale or transfer of a material amount of assets of Intergold.

     (d) Sonanini plans to exercise the voting rights associated with ownership of shares of common stock of Intergold.

     (e) Sonanini has no present plans or proposals to cause a material change in the capitalization of Intergold.

     (f) Sonanini has no present plans or proposals to make any other material change to the business or corporate structure of Intergold.

     (g) Sonanini has no present plans or proposals to change Intergold's charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of Intergold by any person.

     (h) Sonanini has no present plans or proposals to cause Intergold's common stock from not being quoted on the OTC Bulletin Board.

     (i) Sonanini has no present plans or proposal relating to a class of securities of Intergold becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

     (j) Sonanini does not have any present plans or proposals to take any action similar to any of those enumerated in (a) through (i) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the close of business on March 25, 2003, Sonanini Holdings Ltd. beneficially owned 34,226,513 shares (or approximately 21.89% of the outstanding shares) of Intergold's common stock as follows:

          Holder                                 Number of Shares
          ------                                 ----------------

          Sonanini Holdings Ltd.                   32,993,113

          Sonanini Holdings Ltd.                    1,233,400

          Total                                    34,226,513

     (b) No Instruction C Person owns any other common shares of Intergold. Sonanini has sole power to vote or to direct the voting of the 34,226,513 shares of common stock of Intergold held of record.

     (c) As of March 25, 2003, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving Intergold equity securities, other than the acquisitions by Sonanini disclosed above, have been engaged in by Sonanini, or by any associates of said party, nor does the said party have any right to acquire such securities.

     (d) To the best knowledge and belief of the undersigned, no person other than Sonanini has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     There are no existing contracts, arrangements, understandings or relationships among the persons named in Item 2 exist with respect to securities of Intergold.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     (a) Settlement Agreement dated March 25, 2003 between Intergold Corporation and Sonanini Holdings Ltd.



                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: April 2, 2003                          SONANINI HOLDINGS LTD.


                                             By: /s/ Wolfgang Rauball
                                             ------------------------
                                             Wolfgang Rauball, President


                                             By: /s/ Wolfgang Rauball
                                             ------------------------
                                             Wolfgang Rauball, individually